Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

INGERSOLL-RAND U.S. HOLDCO, INC.
800-E Beaty Street
Davidson, NC 28036

December 6, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Krebs and Edwin Kim
Division of Corporate Finance
Office of Technology

Re:	Ingersoll-Rand U.S. HoldCo, Inc.
Draft Registration Statement on Form 10
Submitted October 25, 2019
CIK No. 0001788414

Dear Ms. Krebs and Mr. Kim:

On behalf of Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation (the “Company”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on October 25, 2019.

Amendment No. 1 reflects the responses of the Company and Gardner Denver Holdings, Inc. (“Gardner Denver”) to comments received in a letter from the Staff of the Commission (the “Staff”), dated November 21, 2019 (the “Comment Letter”), and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto and also provided are hard copies of the Registration Statement, marked to show changes from the initial confidential submission of the Registration Statement on October 25, 2019. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

The Company respectfully submits the following as its responses to the Staff:

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

Draft Registration Statement on Form 10 submitted October 25, 2019

Exhibit 99.1 - Proxy Statement/Prospectus-Information Statement
Questions and Answers About the Transactions and the Special Meeting
Q: Have any Gardner Denver stockholders agreed to vote in favor of the Share Issuance proposal?, page 3

1.
Please expand this Q&A to disclose the approximate percentage of non-affiliate voter needed to approve the share issuance proposal given that approximately 35% of the votes are subject to a voting and support agreement.

We acknowledge the Staff’s comment and have revised the disclosure on page 4.

Summary
Conditions to the Merger, page 16

2.	Please identify the conditions that may be waived by either party, specifically addressing whether the receipt of the tax opinions may be waived. Discuss any material consequences of such waivers.

We acknowledge the Staff’s comment and have revised the disclosure on pages 16-17. Each party may waive the conditions to their respective obligations as described in the disclosure, including receipt of the tax opinions, to the extent permissible by law. Prior to waiving any condition, the applicable party will consider the consequences of such waiver, which will vary depending on the particular condition and the facts and circumstances surrounding a waiver of such condition. As a result of the number and extent of such circumstances, it is impracticable to address the material consequences of such waivers. We understand that waiver of a condition could result in a requirement to provide amended disclosure to avoid rendering the disclosure previously provided to stockholders materially misleading or a resolicitation of Gardner Denver’s stockholders and each party would need to evaluate such consequences as part of any decision to waive a condition.

Risk Factors
If the Distribution together with certain related transactions do not qualify as tax-free..., page 32

3.
You indicate that the Reverse Morris Trust transaction may be deemed a taxable event for Ingersoll Rand U.S. HoldCo, Inc. (“Ingersoll Rand Industrial”) shareholders, which may result in individual tax liability.  Please clarify whether or not the Tax Matters Agreement will provide for any indemnity payments to such shareholders if the spin-off and subsequent merger becomes a taxable event to investors.

We acknowledge the Staff’s comment and have revised the disclosure on pages 34 and 126. The Tax Matters Agreement does not provide for any indemnity payments to shareholders of Ingersoll Rand Industrial if the spin-off and subsequent merger becomes a taxable event to Ingersoll Rand Industrial shareholders. We respectfully note that the risk factor identified above discusses the consequences of Section 355(e) of the Code applying to the spin-off and subsequent merger. As noted in that risk factor, this “would not make the Distribution taxable to the Ingersoll Rand shareholders.” Accordingly, we have not revised the risk factor identified above, but, in response to the Staff’s comment, have revised descriptions of the Tax Matters Agreement elsewhere to clarify this point.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

Certain Financial Forecasts, page 70

4.
On pages 71 and 72, you reference that the Gardner Denver and Ingersoll Rand projections were based on “numerous estimates or expectations, beliefs, opinions and assumptions ….” You also disclose the respective management teams believe that the assumptions used as the basis for the projections were reasonable. Please expand your discussion to describe the material assumptions underlying the financial projections presented.

We acknowledge the Staff’s comment and have revised the disclosure on pages 72 and 73.

Interests of Certain Persons in the Merger, page 85

5.
You disclose on page 156 that affiliates of KKR Renaissance Aggregator, Gardner Denver’s largest stockholder, will participate in the Revolving Credit Facility and the Ingersoll Rand Industrial Term Loan Facility that is part of the merger transaction.  Please revise to discuss these interests in this section and provide a risk factor that addresses the related party nature of these debt agreements.  Please also consider revising your indebtedness Q&A on page 6 that discusses the need for the new debt agreements and the possible role of an affiliate as a lender.

We acknowledge the Staff’s comment and have revised the disclosure on pages 6-7, 48, 87 and 158.

Exclusive Forum, page 134

6.
We note that Gardner Denver’s forum selection provision in its certificate of incorporation identifies the Court of Chancery of the State of Delaware or state courts in Delaware as the exclusive forums for certain litigation, including any “derivative action.”  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please revise the prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.  Lastly, provide clear risk factor disclosure of the risks and other impacts on shareholders of Ingersoll Rand Industrial of the exclusive forum provision.

We acknowledge the Staff’s comment and have revised the disclosure on pages 45 and 136.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingersoll Rand Industrial Business
Results of Operations, page 164

7.
We note that throughout your results of operations you repeatedly cite volume/product mix as a factor contributing to changes in net revenues from period to period, but your disclosure does not explain specifically how and why product and volume mix affected net revenues, including the company’s focus on particular products or shifts between products.  Please revise to provide a more robust explanation of the changes in your volume/product mix for all periods presented.  Please refer to Item 303(a)(3)(iii) of Regulation S-K.

We acknowledge the Staff’s comment and have revised the disclosure on page 167 and 169 to remove the reference to product mix in its discussion of Net revenues. Volume/product mix is the nomenclature used by the Company to explain changes to Operating income/margin and not Net revenues.

8.
Please separately quantify and discuss changes in material components of your cost of goods sold and selling and administrative expenses.  To the extent that multiple factors affected the change in these line items between periods, please provide great context to investors by separately quantifying the impact of each issue, if possible.

We acknowledge the Staff’s comments and have revised the disclosure on page 167 and 169 to include a discussion around the changes in material components of its Cost of goods sold and Selling and administrative expenses for each period presented.

Note 2: Ingersoll Rand’s acquisition of PFS
Pro Forma Adjustments, page 185

9.	Please explain your reason for removing inventory step-up amortization in adjustment (a).

We acknowledge the Staff’s comment and note that amortization of the inventory step-up in adjustment (a) is not expected to have a continuing impact on Ingersoll Rand Industrial’s operations in accordance with Rule 11-02(b)(6) of Regulation S-X. In response to the Staff’s comment, we have revised the disclosure on page 189 to include additional language explaining its reason for removing inventory step-up amortization from Cost of sales in a manner similar to the below format:

“Reflects $7.5 million reduction of Cost of sales for the removal of inventory step-up amortization as this amount is not expected to have a continuing impact on Ingersoll Rand Industrial’s operations”.

10.	Please revise your discussion of adjustment (b) to include a quantified breakdown of the acquired fixed assets indicating preliminary fair value, assigned estimated useful lives and adjustment amount.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

We acknowledge the Staff’s comment and have revised the disclosure supporting adjustment b on page 189 and adjustment (j) on page 190 to include a quantified breakdown of the acquired fixed assets including preliminary fair value, assigned useful lives and adjustment amount for each period presented in a manner similar to the below format:

	Carrying value	Preliminary fair value	Step-up	Average remaining useful life	Step-up amortization expense for the period ended May 14, 2019	Step-up amortization expense for the year ended December 31, 2018
Land	4.5	5.3	0.8	N/A	-	-
Buildings and improvements	10.2	14.7	4.5	9	0.2	0.5
Machinery and equipment	13.8	18.6	4.8	8	0.3	0.7
Construction in process	2.7	2.7	-	N/A	-	-
	31.2	41.3	10.1		0.5	1.2

Reclassification Adjustments, page 186

11.
We note that you have included here, and on page 188, certain reclassification adjustments to the Ingersoll Rand Industrial statements of operations citing conformity with the Gardner Denver financial statements.  Please revise to disclose additional details about the nature of these reclassifications.  Also, provide us with any references made to specific U.S. GAAP you considered when determining how to account for and present these reclassification adjustments on the pro forma financial statements.  For example, specifically address why you reclassified certain amounts to other operating expenses, amortization of intangible assets and selling and marketing expenses.

We acknowledge the Staff’s comment and have revised the disclosure on pages 190 and 192.

Also, we have considered certain references to US GAAP when determining how to account for and present the reclassification adjustments on the pro forma financial statements, as described below for each reclassification adjustment:

•
Reclassification of amortization of intangible assets (Note 2(g) and (p)): Gardner Denver presents “Amortization of intangible assets”, which includes customer lists and relationships, acquired technology, trademarks and other intangibles, on a separate statement of operations line item given the materiality of the expense (approximately 41% of Operating income for the nine months ended September 30, 2019). Such presentation is in accordance with ASC 350-30-45-2, which states that “amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” Ingersoll Rand Industrial presents similar amortization expense within “Selling and Administrative expense”; therefore, we have deemed the reclassification of amortization of intangible assets to a separate line item appropriate to conform to Gardner Denver’s Statement of Operations line item presentation (“Amortization of intangible assets” is approximately 66% of Pro forma combined Operating income for the nine months ended September 30, 2019).

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

•
Reclassification of restructuring charges (Note 2(h) and (q)): Gardner Denver presents restructuring costs, which are primarily related to personnel and lease abandonment costs within their industrial business, within “Other operating expense, net” and includes a disclosure of the nature of restructuring programs and related costs within the notes to the financial statements. ASC 420-10-45-3 provides that companies shall include costs associated with an exit or disposal activity other than that of a discontinued operation “in income from continuing operations before income taxes in the income statement of a business entity”. Additionally, ASC 420-10-50-1 provides “the line item within the income statement in which the costs are aggregated” shall be disclosed in the notes to the financial statements. Ingersoll Rand Industrial presents restructuring costs, which relate to labor and accelerated depreciation of machinery and equipment and are similar in nature to that of Gardner Denver, within “Cost of goods sold” and “Selling and administrative expenses”; therefore, we have deemed the reclassification of restructuring costs, which are directly attributable to a decision to exit or restructure an activity, to “Other operating expense, net” appropriate to conform to Gardner Denver’s Statement of Operations line item presentation.

•
Reclassification of foreign currency gain or loss (Note 2(i) and (r)): Gardner Denver presents foreign currency gain or loss related to transactions that are denominated in a foreign currency within “Other operating expense, net” and includes related disclosures in the notes to the financial statements.  ASC 830-20-45-1 provides that “the aggregate transaction gain or loss included in determining net income for the period shall be disclosed in the financial statements or notes thereto.” Additionally, ASC 830-20-45-3 provides that while paragraph 1 stipulates the required disclosure, it “does not specify how to display that transaction gain or loss or its components for financial reporting”. Ingersoll Rand Industrial presents similar foreign currency gains or losses within “Other income / (expense), net;” therefore, we have deemed the reclassification of Ingersoll Rand Industrial foreign currency gains and losses on transactions demominated in a currency other than the entity’s functional currency to “Other operating expense, net” appropriate to conform to Gardner Denver’s Statement of Operations line item presentation.

•
Reclassification of gain or loss on asset disposal (Note 2(j) and (s)): Gardner Denver presents gains and losses on asset disposals in “Other operating expense, net,” in accordance with ASC 610-20-45-1 which prescribes “a gain or loss recognized on the sale of a long-lived asset that is not a discontinued operation shall be included in income from continuing operations before income taxes in the income statement of a business entity.” Ingersoll Rand Industrial records similar gains and losses within “Cost of sales” or “Selling and administrative expenses”.  Therefore, we have deemed the reclassification of gain or loss on disposal of assets included in “Cost of sales” in Ingersoll Rand Industrial’s Statement of Operations to “Other operating expense, net” appropriate to conform to Gardner Denver’s Statement of Operations line item presentation.

•
Reclassification of research and development costs (Note 2(k) and (t)): Gardner Denver and Ingersoll Rand Industrial present research and development costs within “Selling & administrative expenses.” ASC 730-10-50 provides reference only to disclosure requirements stating “disclosure shall be made in the financial statements of the total research and development costs charged to expense in each period for which an income statement is presented.” Precision Flow System had presented research and development costs as a separate line in the Statement of Operations. Therefore, we deemed a reclassification of such costs to “Selling & administrative expenses” appropriate to conform to Gardner Denver’s Statement of Operations line item presentation.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

Note 3: Basis of Presentation, page 189

12.
We note your disclosure here and on page 86 that the combination of Gardner Denver and Ingersoll Rand Industrial will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Gardner Denver selected as the accounting acquirer under this guidance.  Please provide us with the analysis you performed that led to your conclusion that Gardner Denver is the accounting acquirer, including your consideration of the facts and circumstances outlined in ASC 805-10-55-11 through 805-10-55-14.  As part of your response, please also address the following:

•	tell us how you considered the relative size of both Gardner Denver and Ingersoll Rand Industrial; and

•	how you determined the premium over the precombination fair value of the equity interests of the other combining entity.

In response to the Staff’s comment, set forth below is a summary of the Company’s analysis of the considerations for determining Gardner Denver is the accounting acquirer in accordance with ASC 805.

ASC 805-10-25-4 states that for each business combination, one of the combining entities shall be identified as the acquirer. ASC 805-10-25-5 indicates that the existence of a controlling financial interest shall be used to identify the acquirer. However, if a business combination has occurred and applying the guidance in ASC 805-10-25-5 does not clearly indicate which of the combining entities is the acquirer, then the factors in paragraphs 805-10-55-11 through 805-10-55-15 shall be considered in making that determination. Because there is no clear indication of which of the combining entities is the acquirer based on ASC 805-10-25-5, we applied the factors in paragraphs 805-10-55-11 through 805-10-55-15 in making a determination of the accounting acquirer. The analysis of each of these factors is noted below.

We respectfully advise the Staff that the accounting acquirer analysis has been made based on current facts and circumstances. We acknowledge the determination of the acquirer is made at the acquisition date. Currently there are no foreseeable circumstances that would change the conclusion, however, we will continue to monitor for substantive changes in facts and circumstances and will incorporate any relevant changes through the acquisition date.

ASC 805-10-55-11
In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

The merger will be effected though the exchange of equity interests and thus this factor is not applicable in evaluating this fact pattern.

ASC 805-10-55-12
In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests…

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

In a business combination effected through an exchange of equity interests, such as the merger, the entity that issues the interests (Gardner Denver in this case) is generally the acquiring entity.

Significant weight is attributed to this factor in determining the accounting acquirer as Gardner Denver is issuing its equity interests as consideration for the merger.

In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following as outlined in ASC 805-10-55-12.

ASC 805-10-55-12a
The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

In practice, as the ratio of relative voting rights in the combined entity deviates further from 50/50, entities place increasing weight on this factor as an indicator of which combining entity is the accounting acquirer.

Existing Ingersoll Rand shareholders are expected to own approximately, but not less than, 50.1% of Gardner Denver common stock on a fully-diluted basis and associated voting rights after the merger. Gardner Denver stockholders are expected to own the remaining approximately 49.9% of Gardner Denver common stock on a fully-diluted basis and associated voting rights after the merger. There are no unusual or special voting arrangements or options, warrants, or convertible securities included in the merger.

As of the consummation of the merger, current Ingersoll Rand shareholders will possess only a slight majority (i.e., approximately 50.1% as compared to approximately 49.9%) of the voting rights in the combined entity. The post-merger ownership of Gardner Denver was the result of a negotiated value exchange between Ingersoll Rand and Gardner Denver, which was based upon each party’s independent valuations of pre-merger Gardner Denver and the Ingersoll Rand Industrial Business, the cash payment by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) to Ingersoll Rand (or one of its affiliates other than any member of the Ingersoll Rand Industrial Group) and debt incurred in connection therewith and tax requirements for a Reverse Morris Trust transaction structure. Ingersoll Rand shareholders must own more than 50% of the Gardner Denver common stock outstanding on a fully-diluted basis immediately following the merger to qualify as a tax-free reorganization under Section 368 of the Code.

Given the proximity of the relative voting rights to 50/50, minimal weight is given to this factor in determining the accounting acquirer.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

ASC 805-10-55-12b
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

In practice, as the percentage of voting interests held by a single owner or organized group of owners increases, entities place additional weight on this factor as an indicator of which combining entity is the accounting acquirer, particularly if the voting interest includes additional rights beyond voting (e.g., entitlement to one or more positions on the combined entity’s governing body).

Prior to the merger, KKR Renaissance Aggregator owns approximately 35% of Gardner Denver’s outstanding common stock. At the completion of the merger, KKR Renaissance Aggregator is expected to own more than 17% of the fully diluted shares of the combined company overall and remain the largest stockholder of Gardner Denver.

The amendment to Stockholders Agreement, among other things, amends KKR Renaissance Aggregator’s right to designate directors for nomination to the Gardner Denver board of directors under the Stockholders Agreement such that KKR Renaissance Aggregator will have the right to nominate to the Gardner Denver board of directors a number of designees equal to at least (i) 14% of the total number of directors so long as KKR Renaissance Aggregator and its affiliates beneficially own 10% or more of the outstanding shares of Gardner Denver common stock and (ii) 10% of the total number of directors so long KKR Renaissance Aggregator and its affiliates beneficially own 5% or more, but less than 10%, of the outstanding shares of Gardner Denver common stock, in each case, rounded up to the nearest whole number of directors, and removes the right of KKR Renaissance Aggregator to nominate more than 14% of the total number of directors at increased ownership levels. As such, at the completion of the merger, two of the ten director positions of the combined company board of directors are expected to be held by directors designated by KKR Renaissance Aggregator.

Significant weight is given to this factor in determining the accounting acquirer as KKR Renaissance Aggregator will remain the largest individual Gardner Denver stockholder, owning more than 17% of the fully-diluted outstanding shares of Gardner Denver common stock at the completion of the Transactions, and two of the ten board of director positions in the combined company will be held by directors designated by KKR Renaissance Aggregator.

ASC 805-10-55-12c
The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The acquirer usually is the combining entity whose owners have the ability to elect, appoint, or remove a majority of the members of the combined entity’s governing body (i.e., its initial composition).

Effective as of the closing of the merger, the board of directors of the combined company will consist of ten members, comprised of seven Gardner Denver directors selected by Gardner Denver and three individuals selected by Ingersoll Rand, with Peter Stavros, the current Chairman of the board of directors of Gardner Denver, to remain as Chairman of the board of the combined company.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

There are currently no expectations additional agreements will be executed related to director succession. Rather, Gardner Denver’s existing governance protocols will apply to the entirety of board. Gardner Denver’s second amended and restated certificate of incorporation provides that Gardner Denver’s board of directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of Gardner Denver’s board of directors are elected each year.

While not yet definitive as to how existing Gardner Denver directors and directors selected by Ingersoll Rand will be allocated to the respective classes, it is the expectation that the allocation would not result in four Gardner Denver seats being subject to election in Spring 2020, which could have the effect of significantly altering the initial composition of the board of the combined entity. Thus, there are no indications nor expectations that the composition of the board of the combined entity will change in a period shortly following the completion of the Merger, or that Peter Stavros will relinquish his role at the Chairman of the board. There is also an expectation that KKR Renaissance Aggregator, as the single largest individual shareholder, will continue to be entitled to designate a predetermined number of directors for nomination to the combined company’s board of directors under the terms of the stockholders’ agreement.

Significant weight is attributed to this factor in determining the accounting acquirer as 70% of the new governing body will be comprised of legacy Gardner Denver directors, including the chairman of the board.

ASC 805-10-55-12d
The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

When evaluating the composition of senior management, entities should consider the chief executive officer, the chief operating officer, the chief financial officer, and members of the executive committee, if one exists. Entities may also consider other positions such as division heads, if they represent senior management, on the basis of the organizational structure and the nature of the combined entity’s business. Typically, the roles and responsibilities of each position are more important in the evaluation than the relative number of senior management positions taken by the combining entity’s former management.

Effective as of the closing of the merger, Vicente Reynal will continue as the Chief Executive Officer of Gardner Denver. Additionally, various members of existing Gardner Denver senior management are expected to continue to serve as executive officers of the combined company following the completion of the merger, including the following positions: Chief Financial Officer, Vice President – General Counsel, and Vice President – Operational Excellence. Certain existing Ingersoll Rand employees will also continue in various roles within the combined company following the completion of the merger, including lead executives for human resources and certain specific business units.

Significant weight is attributed to this factor in determining the accounting acquirer as the number and nature of the senior management positions of combined entity to be held by members of existing Gardner Denver senior management points strongly to Gardner Denver as the accounting acquirer.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

ASC 805-10-55-12e
The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

Because Ingersoll Rand Industrial is not publicly traded and is a component of a larger entity, the determination of whether Gardner Denver paid a premium over the precombination fair value of the equity interests of Ingersoll Rand Industrial is not feasible.

We concluded this is a neutral factor and no weight is attributed to this factor in determining the accounting acquirer.

ASC 805-10-55-13
The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

We performed an analysis of relative size comparing total assets, net revenue, net income, and EBITDA (unadjusted) for the nine months ended September 30, 2019 and the year ended December 31, 2018 for Gardner Denver and Ingersoll Rand Industrial, as illustrated in the table below.

USD in millions	For the nine months ended September 30, 2019 (unaudited)
Metrics	Gardner Denver	Ingersoll Rand Industrial (5)
Total assets (1)	4,553.8	4,455.0
Net revenues	1,846.1	2,602.4
Net earnings / income (2) (3)	133.4	212.3
EBITDA (unadjusted) (3) (4)	363.5	344.3

USD in millions	For the year ended December 31, 2018
Metrics	Gardner Denver	Ingersoll Rand Industrial (5)
Total assets (1)	4,487.1	2,828.8
Net revenues	2,689.8	3,386.1
Net earnings / income (2) (3)	269.4	273.7
EBITDA (unadjusted) (3) (4)	629.5	442.0

(1) - The increase in total assets from December 31, 2018 to September 30, 2019 for Ingersoll Rand Industrial is driven by the PFS Acquisition in FY19.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

(2) - excluding net earnings attributable to noncontrolling interests for Ingersoll Rand Industrial
(3) - EBITDA (unadjusted) is calculated as Net income / earnings adjusted for the removal of impacts relates to interest expense, income taxes, and depreciation and amortization.
(4) - The Ingersoll Rand Industrial combined financial statements do not include Ingersoll Rand third-party long-term debt and the related interest expense has not been allocated to Ingersoll Rand Industrial for any of the periods presented. We believe the exclusion of interest expense is contributing to the differential in net earnings between Gardner Denver and Ingersoll Rand Industrial.
(5) - Ingersoll Rand Industrial financial information included within this analysis for the year ended December 31, 2018 and for the nine months ended September 30, 2019 does not include the pro forma effects of the pre-acquisition results related to the PFS Acquisition.

Based on our analysis, Gardner Denver exceeded Ingersoll Rand Industrial’s total assets and EBITDA (unadjusted), while Ingersoll Rand Industrial exceeded Gardner Denver’s net revenues and net earnings / income.

We concluded this is a neutral factor as it is not determinative because neither entity is significantly larger than the other, and as such no weight is attributed to this factor in determining the accounting acquirer.

ASC 805-10-55-14
In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

A detailed description of the background of the merger discussions can be found in the section titled “Background of the Merger”. Based on the background of the merger, we concluded neither party would be deemed the initiator because both parties had an interest in doing the transaction prior to any formal negotiations. Discussions internally at both Gardner Denver and Ingersoll Rand had occurred over many years and both companies had been in discussions with each other as well as with other potential candidates for a strategic transaction.

We concluded this is a neutral factor and no weight is attributed to this factor in determining the accounting acquirer.

ASC 805-10-55-15
A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

A detailed description of the background of the entities involved within the Transactions can be found in the section titled “The Transaction Agreements”.

Merger Sub was formed to effect the business combination between Gardner Denver and Ingersoll Rand Industrial. Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into Ingersoll Rand Industrial. As a result of the merger, the separate corporate existence of Merger Sub will terminate and Ingersoll Rand Industrial will continue as the surviving corporation and a wholly-owned subsidiary of Gardner Denver.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

Merger Sub was not created to issue equity interests to effect the business combination, or to transfer cash or other assets or incur liabilities in the merger. As a result, ASC 805-10-55-15 is not applicable to our analysis and one of the existing combining entities should be determined to be the acquirer in a business combination involving the issuance of equity interests by a newly formed entity.

We concluded this is a neutral factor and no weight is attributed to this factor in determining the accounting acquirer.

Overall Accounting Acquirer Conclusion

The following table summarizes the conclusion for each potential indicator in the accounting acquirer determination:
ASC 805-10	Description	Weight of Factor	Indication of Acquiring Entity
55-11	Transfer of cash or other assets or incurs the liabilities	N/A	Neutral
55-12	Entity that issues its equity interests	Significant	Gardner Denver
55-12 (a)	Relative voting rights	Minimal	Ingersoll Rand Industrial
55-12 (b)	Existence of a large minority voting interest	Significant	Gardner Denver
55-12 (c)	Composition of the governing body	Significant	Gardner Denver
55-12 (d)	Composition of senior management	Significant	Gardner Denver
55-12 (e)	Terms of the exchange of equity interests	N/A	Neutral
55-13	Financial significance	N/A	Neutral
55-14	Initiator of the combination	N/A	Neutral
55-15	New entity formed to effect a business combination	N/A	Neutral

ASC 805 does not provide for a hierarchy among the potential indicators identified for consideration. After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, we concluded that Gardner Denver is the accounting acquirer in the Transactions.

The conclusion is based primarily upon the following facts: (1) KKR Renaissance Aggregator will remain the largest individual Gardner Denver stockholder, owning more than 17% of the fully-diluted shares of Gardner Denver common stock at the completion of the Transactions and two of the ten board of director positions in the combined company will be held by directors designated by KKR Renaissance Aggregator, (2) seven of ten members of the board of directors after the Transactions, including Peter Stavros as chairman of the board, will be selected by existing Gardner Denver directors, (3) the current Chief Executive Officer and other officers of existing Gardner Denver senior management as noted above will continue as members of senior management in the combined company after the Transactions and (4) Gardner Denver is issuing its equity interests as consideration for the Transactions. The above facts are deemed to outweigh the fact that the existing Ingersoll Rand shareholders that receive Gardner Denver common stock in the merger will in the aggregate own a slight majority of Gardner Denver common stock on a fully-diluted basis and associated voting rights after the Transactions. As a result of the identification of Gardner Denver as the acquirer, Gardner Denver will apply the acquisition method of accounting to the assets and liabilities of Ingersoll Rand Industrial upon completion of the Transactions.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

We advise the Staff that the accounting treatment analysis disclosed on page 88 focuses on those facts and circumstances that were deemed pertinent to the determination of the accounting acquirer.

Note 6: Purchase price accounting and estimated merger consideration, page 190

13.
You disclose that the consideration used to record the transaction will be based on the number of Gardner Denver’s outstanding shares on a fully-diluted, as-converted and as-exercised basis immediately prior to the effective time of the merger.  Please revise the pro forma presentation of the consideration to use the most recent estimated merger consideration at the time of filing.

We acknowledge the Staff’s comment and have revised the pro forma presentation of the consideration on page 193 to use an estimated merger consideration based on information available as of November 15, 2019. We will continue to update the calculation as additional amendments are submitted or filed to use the most recent stock price practicable and ensure our sensitivity analysis for the range of likely increases and decreases in the stock price is reasonable in light of historical volatility.

Note 7: Pre-merger adjustments, page 191

14.
In regard to adjustment (c), please clarify whether there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to your operating results, financial position, liquidity, or a decision to buy or sell your securities.  If so, please disclose an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made.

We acknowledge the Staff’s comment. Management has reviewed the claims attributable to the historical operations of the Ingersoll-Rand Industrial business and evaluated those claims in connection with Ingersoll Rand plc’s historical liability, recent claim experience and recent settlements with respect to such claims. In accordance with ASC 450, management does not believe the liability for existing claims or reasonably possible losses for future claims is material to Ingersoll-Rand Industrial’s consolidated operating results, financial position or liquidity on a carve-out or a pro forma basis. As a result of the foregoing, the initial draft adjustment (c) on page 192 has been removed.

15.	In regard to adjustment (d), please clearly disclose how you estimated the amounts related to the pension and other post-employment benefits.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

We acknowledge the Staff’s comment. The Company engaged a third-party actuary to allocate the U.S. pension and postretirement benefit obligations to the Ingersoll Rand Industrial business based on the Company’s individual participant data. The estimated allocation of assets is based on accumulated benefit obligation (ABO) under US GAAP assumptions and then further adjusted to anticipate the priority category under ERISA Section 4044 that each participant may fall into at the time of the actual allocation.  Other elements such as the net prior service cost, net gain/loss, expected employer contributions and expected administrative expenses are allocated based on the allocation of projected benefit obligation (PBO).  A similar approach was adopted for the non-US plans except for certain assets allocated based on the actual reserve for the insured plans or PBO.

In response to the Staff’s comment, we have revised the disclosure to adjustment (d) on pages 195-196 to include the following:

“Pro forma adjustments related to pension and postretirement benefit obligations and balance sheet items of the Ingersoll-Rand Industrial business were estimated based on actual participant data.  Assets were allocated based on Accumulated Benefit Obligation, the actual reserve for insured plans or Projected Benefit Obligation depending on the location of the plans.”

Note 8: Adjustments to Pro Forma Combined Statements of Operations, page 192

16.	In regard to adjustment (b), please clearly disclose how you estimated the fair value of replacement awards attributable to post-acquisition service period.

We acknowledge the Staff’s comment and have revised the disclosure on page 197 to use an estimated fair value based on information available as of November 15, 2019. We will continue to update the calculation for material changes in fair value as additional amendments are submitted or filed.

Note 9: Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 194

17.
We note adjustment (h) and your reclassification adjustments to the Ingersoll Rand Industrial balance sheet citing conformity with the Gardner Denver financial statements. Please revise to disclose additional details about the nature of these reclassifications.  Also, provide us with any references made to specific U.S. GAAP you considered when determining how to account for and present these reclassification adjustments of the pro forma financial statements.

We acknowledge the Staff’s comment and have revised the disclosure on page 199.

Also, we have considered certain references to US GAAP when determining how to account for and present the reclassification adjustments on the pro forma financial statements, as described below for each reclassification adjustment:

•
Reclassification of capitalized software (Note 9(i)i.): Gardner Denver elected to present capitalized software within “Other intangible assets, net” as ASC 350-40, Internal-use software, does not address where an entity should classify internal-use software costs. As Ingersoll Rand presents similar capitalized software within “Property, plant and equipment, net”, we have deemed a reclassification to be appropriate to conform to Gardner Denver’s Balance sheet line item presentation.

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

•
Reclassification of deferred tax assets (Note 9(i)ii.): Gardner Denver presents deferred tax assets on a separate balance sheet line item. ASC 740-10-45-4 states that “in a classified statement of financial position, an entity shall classify deferred tax liabilities and assets as noncurrent amounts.”  Ingersoll Rand includes deferred taxes within “Other assets” and discloses the amounts within the notes to the financial statements. Therefore, we deemed a reclassification adjustment appropriate to conform to Gardner Denver’s Balance sheet line item presentation.

•
Reclassification of accrued compensation and benefits (Note 9(i)iii.): Gardner Denver presents accrued compensation and benefits within “Accrued liabilities” on the Balance sheet and includes a disclosure of the components within the notes to the financial statements. Ingersoll Rand Industrial presented “Accrued compensation and benefits” on a separate line item on the Balance sheet. In accordance with Regulation S-X Rule 5-02, we deemed a reclassification adjustment appropriate to conform to Gardner Denver’s Balance sheet line item presentation.

Material U.S. Federal Income Tax Consequences of the Transactions, page 196

18.
We note the representation that the distribution and merger are intended to be non-taxable.  It appears that the companies intend to support this representation by obtaining and filing tax opinions.  Please revise your tax disclosure so that it reflects the receipt of tax opinions, discloses counsels’ opinions on the material tax consequences, and does not assume the legal conclusions that the distribution will qualify for tax-free treatment and the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

We acknowledge the Staff’s comment and advise the Staff that the opinion of Simpson, Thacher & Bartlett LLP as to certain tax matters will be filed in a subsequent amendment to Gardner Denver’s Registration Statement on Form S-4 as Exhibit 8.1 and the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to certain tax matters will be filed in a subsequent amendment to Gardner Denver’s Registration Statement on Form S-4 as Exhibit 8.2. We also respectfully advise the Staff that we have revised the disclosure on pages 9-10 and 202-203 in response to the Staff’s comment.

Index to Financial Statements, page F-1

19.	Please note the updating requirements for the financial statements and related disclosures. Reference is made to Item 14(e) and Item 17(b)(8) of Form S-4.

We acknowledge the Staff’s comment and have updated the financial statements and related disclosures in Amendment No. 1.

* * *

Confidential Treatment Requested by Ingersoll-Rand U.S. HoldCo, Inc.
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
December 6, 2019

If you have any questions regarding these responses and the Registration Statement, please do not hesitate to contact the undersigned at (704) 990-3348 or John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Sincerely,

/s/ Sara Walden Brown

Sara Walden Brown
Assistant Secretary of Ingersoll-Rand U.S. Holdco, Inc.
Vice President, Deputy General Counsel-—Corporate Finance, Securities and Corporate Law, of Ingersoll-Rand plc

cc:	John C. Kennedy
Steven J. Williams
Patricia Vaz de Almeida
Paul, Weiss, Rifkind, Wharton & Garrison LLP